UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2002



**Harmony Gold Mining Company Limited**

**Suite No. 1**
**Private Bag X1**
**Melrose Arch, 2076**
**South Africa**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony

# Harmony Gold Mining Co. Ltd.
# NEWS RELEASE

## WINDER COMMISSIONING AT HARMONY'S EVANDER 8 SHAFT WELL AHEAD OF SCHEDULE

**Johannesburg, 30 July 2002 –** Harmony today announced that production at its No. 8 Shaft in Evander would be back to its planned levels of 40 000 ounces per quarter, 8 weeks sooner than anticipated.

Following a severe seismic event on July 12th 2002, the company expected production at this shaft to be interrupted for a period of approximately 12 weeks. Due to fact that spares for the sub-shaft hoist winder were available at shorter notice than anticipated, repairs proceeded without unnecessary delays and the shaft is expected to be back to 80% of its planned production by the end of next week.

Bernard Swanepoel, chief executive commented: "We were extremely fortunate that only four employees were injured at the time of the event. By having the added benefit of the repairs being completed way ahead of time, operations at Evander's No. 8 Shaft will soon be back to normal in all aspects."

**Ends**

**For immediate release**
**Tuesday**
**30 July 2002**
**For further details contact:**

**Bernard Swanepoel**
**on +27(0)83 303 9922**
**or**
**Ferdi Dippenaar**
**on +27(0)82 807 3684**

**Issued by Harmony Gold Mining Company Limited**

**Contact:**
**Corné Bobbert**
**Tel +27 11 684 0146**
**Fax +27 11 684 0188**
**Mobile +27(0)83 380 6614**

**E-mail:**
cbobbert@harmony.co.za

**Web site:**
www.harmony.co.za

**ISIN No.: ZAE000015228**

**JSE : HAR**
**NASDAQ : HGMCY**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2002

Harmony Gold Mining Company Limited

By: ______________________________

Name: Fred Baker

Title: Company Secretary